NO ACT

PE
2-3-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010733

February 22, 2010



John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-22-10

Re: The Goldman Sachs Group, Inc.
Incoming letter dated February 3, 2010

Dear Mr. Chevedden:

This is in response to your letters dated February 3, 2010 and February 7, 2010 concerning the shareholder proposal submitted to Goldman Sachs by James McRitchie. On February 3, 2010, we issued our response expressing our informal view that Goldman Sachs could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 James McRitchie's Rule 14a-8 Proposal**
**Goldman Sachs Group, Inc. (GS)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This responds to the January 11, 2010 request to block this rule 14a-8 proposal.

The company is in effect is using its proposed proposal to block this rule 14a-8 proposal for a 10%-threshold to call a special meeting and all future rule 14a-8 proposals for a 10%-threshold to call a special meeting. By calling out the 25%-threshold in the charter the company is guaranteeing that any up or down change to the 25%-threshold will require that a company proposal be submitted to shareholders. Such a 25% charter call-out can then can then trigger blocking any future rule 14a-8 proposal for a shareholder right to call a special meeting at the 10%-threshold.

The company has provide no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and set the stage for blocking a future rule 14a-8 proposal. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie
Beverly O'Toole <beverly.otoole@gs.com>

[GS: Rule 14a-8 Proposal, November 3, 2009, December 4, 2009 update]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" in governance with "High Governance Risk" and "Very High Concern" in executive pay. CEO Lloyd Blankfein's total realized pay for 2008 was extremely high at nearly $26 million. Over $25 million of this came from the vesting of restricted stock units. It appeared that these awards did not have any performance vesting features, which would serve to align the executive pay to shareholders' interests. Source: The Corporate Library.

Nine directors served on each of our board committees (audit, executive pay and nominating), except for Lloyd Blankfein and Ruth Simmons. This structure negated the benefit of the committee structure. The layers of approval were removed because when the committee made recommendations to the entire board, there was only two directors not involved in the original decision.

We had no shareholder right to vote on executive pay cumulative voting, act by written consent, call a special meeting, an independent board chairman, a lead director or a simple-majority voting standard. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The Simple Majority Vote topic won more than 75% support at our 2009 annual meeting and this 75% included 54% of all shares outstanding. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 James McRitchie's Rule 14a-8 Proposal**
**Goldman Sachs Group, Inc. (GS)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This additionally responds to the January 11, 2010 request to block this rule 14a-8 proposal.

The company is in effect is using its proposed proposal to block this rule 14a-8 proposal for a 10%-threshold to call a special meeting and all future rule 14a-8 proposals for a 10%-threshold (or any other threshold) to call a special meeting. By calling out the 25%-threshold in the charter the company is guaranteeing that any up or down change to the 25%-threshold will require that a company proposal be submitted to shareholders. Such a 25% charter call-out can then can then trigger blocking any future rule 14a-8 proposal for a shareholder right to call a special meeting at the 10%-threshold because the company can simply preempt a rule 14a-8 proposal with its own proposal with any different up or down percentage it wishes.

The 10%-threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The company has provided no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and then set the stage for blocking all future rule 14a-8 proposals on the same topic. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for certain rule 14a-8 proposals.

The 10%-threshold is also important because of this text in *Westlaw Business Currents*, February 5, 2010:
"Numerous companies are sidestepping [Proposals granting shareholders of 10% or more of the stock of a company the power to call special shareholder meetings], submitting their own proposals granting shareholders the powers to call special meetings. The catch-22 is that the management proposals generally carry much higher threshold for requesting special meetings and Rule 14a-8 (i)(9) allows companies to exclude proposals that would directly conflict with management proposals. General Electric used the Rule 14a-8 (i)(9) defense to omit Chevedden's 10% proposal and now owners of 25% of its shares can request a special meeting. This year, NiSource and

Medco have successfully excluded 10% proposals on the grounds that they conflict with management's 25% and 40% proposals. ...

"In the UK, by contrast, it has long been a principle of company law that shareholders should be able to require the directors of a company to call an extraordinary (special) meeting and propose resolutions. The Shareholder Rights Directive and the Companies Act 2006, have, however, recently reduced the necessary threshold from 10% to 5% of a company's paid-up share capital. These amendments to existing UK company law mean that the ambit of shareholder rights cover more shareholders than previously and bring the right to call a general meeting (known as 'Requisition Rights' in the U.S.) more in line with the Listing Rules disclosure requirements for significant shareholdings (currently set at 3%). Perhaps this UK practice will one day make its way across the pond."

The company has provided no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and then set the stage for blocking all future rule 14a-8 proposals on the same topic. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for certain rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie
Beverly O'Toole <beverly.otoole@gs.com>

[GS: Rule 14a-8 Proposal, November 3, 2009, December 4, 2009 update]
3 [number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" in governance with "High Governance Risk" and "Very High Concern" in executive pay. CEO Lloyd Blankfein's total realized pay for 2008 was extremely high at nearly $26 million. Over $25 million of this came from the vesting of restricted stock units. It appeared that these awards did not have any performance vesting features, which would serve to align the executive pay to shareholders' interests. Source: The Corporate Library.

Nine directors served on each of our board committees (audit, executive pay and nominating), except for Lloyd Blankfein and Ruth Simmons. This structure negated the benefit of the committee structure. The layers of approval were removed because when the committee made recommendations to the entire board, there was only two directors not involved in the original decision.

We had no shareholder right to vote on executive pay cumulative voting, act by written consent, call a special meeting, an independent board chairman, a lead director or a simple-majority voting standard. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The Simple Majority Vote topic won more than 75% support at our 2009 annual meeting and this 75% included 54% of all shares outstanding. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]